Changes in Affiliates (New Affiliate)

Asia Stainless Corporation (“ASC”) is a new affiliate company of the POSCO Group. POSCO owns 90 percent of the total issued and outstanding shares of ASC.

Company to be affiliated:

• Company Name: ASC

• Total Assets (KRW): 79,362,423,545

• Total Shareholders’ Equity (KRW): 40,516,835,639

• Total Liabilities (KRW): 38,845,587,906

• Total Capital (KRW): 43,001,594,792

• Current total number of affiliated companies: 115